                      June 6, 2002

Dear Fellow Shareholder,

        For years First National had at least two brokerage firms with Omaha offices that made a market in our stock. Some time ago all but one of those disappeared. In April the last Omaha based market maker (Kirkpatrick Pettis) discontinued all of their market making activities including our stock.

        In addition, the National Association of Securities Dealers is proposing to change the way stocks are traded over-the-counter effective in 2003. We will not meet the new criteria and therefore trades in our stock will fall into a less formal quotation system such as the Pink Sheets Electronic Quotation System.

        As you probably know, before the above mentioned changes, the market for our stock was very limited. In fact there are many days in which no trades occur. This is mostly because approximately 88% of our stock is closely held by employees and a dozen families most of whom have owned their shares for a very long time.

        I believe that the public market for our stock is so small that it no longer makes sense to be a public company. Therefore, it is time for us to give a majority of our shareholders a ready market at a premium price and deregister with the Securities and Exchange Commission, thus becoming a private company.

        If you own 99 or fewer shares, First National of Nebraska will buy all of your shares for $3,500 per share, payable in cash without any brokerage commission. This price represents a 35% premium over the weighted average price at which trades were effected during March, April, and May. If you own 100 shares or more, I am sending this to you for informational purposes only.

        The Offer to Purchase is enclosed. It expires on July 10, 2002. Please give it your careful attention.

        I believe the enclosed offer gives First National shareholders an opportunity to sell shares at a premium price. The timing is especially important given the possibility that future trading in the stock may be even less than the already thin market.

                      Sincerely,

                      Bruce R. Lauritzen
                      Chairman